Consent of Independent Registered Public Accounting Firm

We consent to use in this Pre-Effective Amendment No. 2 to Registration Statement (No. 333-170197) on Form N-2 of Golub Capital BDC, Inc. (the Company) of our report dated December 10, 2010, relating to our audits of the consolidated financial statements, appearing in the Prospectus, which is a part of this Registration Statement.  Our report dated December 10, 2010 relating to the consolidated financial statements expresses an unqualified opinion and includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.

We also consent to the reference to our firm under the captions “Selected Financial and Other Information” and “Independent Registered Public Accounting Firm” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
February 14, 2011